

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

David P. Holveck
President and Chief Executive Officer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

Re: Endo Pharmaceuticals Holdings Inc.
       Form 10-K for the year ended 12/31/2009
       Definitive Proxy Statement on Schedule 14A
       Supplemental Response filed July 29, 2010
       File No. 001-15989

Dear Mr. Holveck:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Jeffrey P. Riedler
               Assistant Director